UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

DIRTT Environmental Solutions Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

25490H106
(CUSIP Number)

Shaun Noll
2494 Sand Hill Rd.,
Menlo Park, CA, 94025
(415) 284-7486)
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 1, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25490H106	Page 2

1	NAMES OF REPORTING PERSONS
726 BF LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 25490H106	Page 3

1	NAMES OF REPORTING PERSONS
Peter Briger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 25490H106	Page 4

1	NAMES OF REPORTING PERSONS
726 BC LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 25490H106	Page 5

1	NAMES OF REPORTING PERSONS
Matthew Briger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 25490H106	Page 6

1	NAMES OF REPORTING PERSONS
Shaun Noll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,157

	8	SHARED VOTING POWER
22,185,432

	9	SOLE DISPOSITIVE POWER
10,157

	10	SHARED DISPOSITIVE POWER
22,185,432

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,195,589

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 25490H106	Page 7

1	NAMES OF REPORTING PERSONS
WWT Opportunity #1 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
22,195,589

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
22,195,589

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,195,589

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 6 (this “Amendment No. 6”) to the Statement on Schedule 13D in respect of the Common Shares of the Issuer (as previously and hereby amended, the “Statement”) is being filed by the Reporting Persons with the SEC to report the events described herein. This Amendment No. 6 amends and supplements the Statement as originally filed with the SEC by the Reporting Persons other than WWT1 on November 17, 2021 and previously amended by them on January 14, 2022, June 24, 2022, December 2, 2022, December 12, 2022 and November 27, 2023. To the extent applicable and not otherwise amended by this Amendment No. 6, the disclosures made by the Reporting Persons in the Statement as amended prior to this Amendment No. 6 are hereby adopted by WWT1. Except as otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement prior to amendment hereby.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2(a) is hereby amended and restated as follows:

Pursuant to Rule 13d-1(k)(1), this Statement is being filed jointly by the following persons (collectively, the “Reporting Persons”):

726 BF LLC (“726 BF”);
Peter Briger, the Manager of 726 BF;
726 BC LLC (“726 BC”);
Matthew Briger, the Manager of 726 BC;
WWT Opportunity #1 LLC (“WWT1”); and
Shaun Noll, the Managing Member of WWT1 and the holder of delegated power to vote and dispose of Common Shares held by 726 BF and 726 BC.

The Reporting Persons have entered into a joint filing agreement, dated as of December 6, 2023, a copy of which is attached hereto as Exhibit 99.4.

Item 2(b) is hereby amended by the addition of the following:

The principal business address of WWT1 is 1440 Plymouth Ave., San Francisco, CA 94112.

Item 2(c) is hereby amended by the addition of the following:

The principal business of WWT1, a Delaware limited liability company, is investing in securities.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 1, 2023, 726 BF LLC, 726 BC LLC and Mr. Noll contributed 11,928,214 Common Shares, 4,996,844 Common Shares, and 1,320,449 Common Shares to WWT1, respectively, in exchange for proportionate membership interests in WWT1. Also on December 1, 2023, WWT1 assumed the obligations of 726 BF LLC and 726 BC LLC as Standby Purchasers under the Standby Purchase Agreement disclosed in Amendment No. 5 to the Statement and purchased 3,939,925 Common Shares for CA$0.38 per Common Share in a private transaction, using its working capital. Based on the December 1, 2023 daily exchange rate published by the Bank of Canada on December 4, 2023, the purchase price was equivalent to US$0.2813 per Common Share.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a)-(b) is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 5 is incorporated by reference in its entirety into this Item 5.

The percentages of the outstanding Common Shares reported herein as beneficially owned by the Reporting Persons are based upon 104,797,972 Common Shares outstanding on November 22, 2023, as announced by the Issuer on that date.

Item 5(c) is hereby amended by the addition of the following:

The disclosure set forth in Item 3 of this Amendment No. 6 is hereby incorporated herein.

Item 5(d) is hereby amended and restated as follows:

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein, except that the members of WWT1 are ultimately entitled to such amounts. The extent of Mr. P. Briger’s interest in WWT1 may entitle him to such amounts in respect of more than 5% of the outstanding Common Shares.

Item 5(e) is hereby amended and restated as follows:

On December 1, 2023, each of 726 BF, 726 BC, Mr. P. Briger and Mr. M. Briger ceased to be a beneficial owner of more than five percent of the outstanding Common Shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by the addition of the following:

Exhibit 99.4	Joint Filing Agreement, dated December 6, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 6, 2023

726 BF LLC

By:	/s/ Shaun Noll
Name: Shaun Noll
Title: Chief Investment Officer and President

PETER BRIGER

By:	/s/ Shaun Noll
Name: Shaun Noll attorney-in-fact for Peter Briger

726 BC LLC

By:	/s/ Shaun Noll
Name: Shaun Noll
Title: Chief Investment Officer and President

MATTHEW BRIGER

By:	/s/ Shaun Noll
Name: Shaun Noll attorney-in-fact for Matthew Briger

SHAUN NOLL

By:	/s/ Shaun Noll
Name: Shaun Noll

WWT OPPORTUNITY #1 LLC

By:	/s/ Shaun Noll
Name: Shaun Noll Title: Managing Member